UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                      Immulogic Pharmaceutical Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    4525R100
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                       Gordon Altman Weitzen Shalov & Wein LLP
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 25, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 4525R100


1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3626974


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                    (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           3,006,000

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           3,006,000

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,006,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.75%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 4525R100


1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3903766


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           3,006,000

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           3,006,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,006,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.75%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 4525R100


1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                    WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           3,006,000

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           3,006,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,006,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.75%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D
                                  ------------


Item 1.  Security and Issuer

                  This Schedule 13D relates to the common stock, par value $0.01 per share ("Shares"), of Immulogic Pharmaceutical Corporation, a Delaware corporation (the "Issuer" or "Brooke Group"). The address of the principal executive offices of the Issuer is 610 Lincoln Street, Waltham, MA 02154.


Item 2.  Identity and Background

                  The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl
C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

                  Riverdale is the general partner of High River. Riverdale is wholly owned by Carl C. Icahn. Registrants may be deemed to be a "group" with the meaning of Section 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

                  High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

                  The  name,   citizenship,   present  principal  occupation  or
employment and business address of each member of Riverdale is set forth in Schedule A attached hereto.

                  Carl C. Icahn is a member of Riverdale and owns 100% of the interests therein. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

                  Neither High River, Riverdale, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

                  The aggregate purchase price of the 3,006,000 Shares purchased by the Registrants, is $6,763,500. The source of funding for the purchase of these Shares is general working capital of the Registrants.


Item 4.  Purpose of Transaction

                  Registrant purchased the Shares because it believed that there was additional value in the Shares, especially in the event the liquidation plan was not adopted by the stockholders. Prior to the stockholders vote adopting the Plan of Liquidation, representative of Registrant had discussions with and made proposals to representatives of Issuer with a view to enhancing the possibility of being able to develop the additional values. See Exhibits 2 and 3 hereto. Subsequent to the stockholder vote, discussions have continued with management of Issuer to determine whether it is possible to and, if so, how to increase stockholder values, which could under certain circumstances, lead to the abandonment of the liquidation without affecting Issuer's already declared distribution.

                  Registrants reserve the right to acquire additional Shares from time to time in the open market, private transactions or from the Issuer, or otherwise, and/or to dispose of any shares it holds in the open market, private transactions or otherwise.


Item 5.  Interest in Securities of the Issuer

                  (a) As of the close of business on August 25, 1999, Registrants may be deemed to beneficially own in the aggregate 3,006,000 Shares representing approximately 14.75% of the Issuer's outstanding Shares (based upon the 20,378,046 Shares stated to be outstanding as of August 16, 1999, by the Issuer in the Issuer's 10-Q filing filed with the Securities and Exchange Commission (the "SEC"). Registrants have direct beneficial ownership of the Shares as follows:

     NAME                 NUMBER OF                   APPROXIMATE PERCENTAGE
                          SHARES                      OF OUTSTANDING SHARES


    High River            3,006,000                        14.75%



                  Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

                  To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers of the Registrants beneficially own any Shares.

                  (b) High River has sole voting power and sole dispositive power with regard to 3,006,000 Shares. Riverdale has shared voting power and shared dispositive power with regard to 3,006,000 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 3,006,000 Shares.

                  (c) The following sets forth all transactions with respect to Shares effected during the past sixty days by each of the persons named in Item 5(a) above.

                  On August 25, 1999, as a result of the purchases executed on Nasdaq, High River acquired 2,656,000 Shares of Immulogic Pharmaceutical Corporation ("IPC") at $2.25 per share and in a privately negotiated transaction it additionally acquired 350,000 Shares of IPC at $2.25 per share, bringing the total number of shares so acquired to 3,006,000.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Shares which Registrants may be deemed to beneficially own.

                  (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with
         Respect to Securities of the Issuer
                  Registrants are party to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto.

Item 7.  Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants
2.       Letter to Immologic Pharmaceutical Corp., dated August 20, 1999
3.       Letter to Immologic Pharmaceutical Corp., dated August 24, 1999

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 1999




RIVERDALE LLC

By:      /s/Carl C. Icahn
         Carl C. Icahn
Its:     Member


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC

Its:     General Partner

By:      /s/Carl C. Icahn
         Carl C. Icahn
Its:     Member


Carl C. Icahn

By:      /s/Carl C. Icahn
         Carl C. Icahn


















            (Signature Page of Schedule 13D with respect to Immulogic
                          Pharmaceutical Corporation)

                                   SCHEDULE A
                                   ----------

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


         Name, Business Address and Principal Occupation of
         Each Member of Riverdale

         The following sets forth the name, position, and principal occupation of each member of Riverdale. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

RIVERDALE LLC


Name                      Position                 Principal Occupation
----                      --------                 --------------------

Carl C. Icahn              Member                   See Item 2 herein
                                                    Officer of various Icahn
                                                    affiliated entities